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5 Rabbit Cerveceria

 **Cornell Johnson Graduate School of Management**

Andres Araya · 3rd

Entrepreneur, Brewer

Chicago, Illinois · 293 connections · **Contact info**

Experience

Manager/Founder
5 Rabbit Cerveceria
Mar 2011 – Present · 8 yrs 10 mos

 **Bain & Company**
5 yrs

 **Manager**
Aug 2009 – Jul 2011 · 2 yrs

 **Consultant**
2006 – Aug 2009 · 3 yrs

Education

 **Cornell Johnson Graduate School of Management**
2005 – 2006

 **Purdue University**
BS, MS, Industrial Engineering
1997 – 2002

Lincoln High School
HS
1992 – 1996

Recommendations

Received (1)   Given (0)

 **Douglas Madel**
Principal, DMA Architects
NorthStar Studio Inc.

August 3, 2013, Andres was a
client of Douglas'

Andres is a dedicated and a passionate entrepeneur committed
to high quality and brand development

Interests

 **Costa Rica Jobs and Networking**
3,971 members

 **Cornell Johnson Graduate School...**
34,818 followers

 **Purdue University**
373,302 followers

 **Bain & Company**
775,144 followers

 **People in Brewing**
13,437 members